
February 6, 2019

Howard Marks
Chief Executive Officer
StartEngine Crowdfunding, Inc.
750 N San Vicente Blvd.
Suite 800 West
West Hollywood, CA 90069

> **Re: StartEngine Crowdfunding, Inc.**
> **Amendment No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed December 7, 2018**
> **File No. 024-10862**

Dear Mr. Marks:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 21, 2018 letter.

Offering Statement on Form 1-A

Additional Perks, page 17

1.   We note your responses to comments 7 and 8. Please note that staff of the Division of Corporation Finance and the Division of Trading and Markets continue to review your responses and may have further comments.

Securities Being Offered
General, page 36

2.   We note that you are no longer offering tokens, and note your corresponding disclosure

that you anticipate re-designating the "Series Token Preferred Stock" as "Series T Preferred Stock." Please tell us when you plan to re-designate the shares. In addition, please explain why you have left references to tokens on page 5 in the heading "Delivery of the Tokens" and in the drag-along rights risk factor on page 10.

 You may contact Michelle Miller at 202-551-3368 or Stephen Kim at 202-551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services